Exhibit 99.2

Special Meeting of Shareholders of SMART Technologies Inc. (“Company”) held on April 28, 2016

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations—Section 11.3

At the special meeting of shareholders of the Company (“Shareholders”) on April 28, 2016, the Shareholders passed a special resolution, the full text of which is set out in the management proxy circular dated March 16, 2016, authorizing and approving the amendment to the Company’s articles to consolidate all of the issued and outstanding common shares of the Company on the basis of one post-consolidation common share for every ten pre-consolidation common shares, as follows:

Votes For	Votes Against	% Votes For	% of Votes Against

90,263,330	1,958,904	97.88%	2.12%